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                              May 4, 2022

       Samuel L. Hillard
       Senior Vice President and Chief Financial Officer
       Glatfelter Corporation
       4350 Congress Street, Suite 600
       Charlotte, North Carolina 28209

                                                        Re: Glatfelter
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-03560

       Dear Mr. Hillard:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 16

   1. We note you present non-GAAP financial measures that you identify as adjusted earnings and adjusted earnings
per share. Please address the following:

                                                              Tell us and
revise your disclosures to quantify the specific cost components included in the adjustment
identified as strategic initiatives.
                                                              Tell us and
revise your disclosures to explain why the strategic initiatives adjustment does not appear to
require a related income tax effect.
       Adjusted EBITDA, page 23

   2. We note you present a non-GAAP financial measure you identify as Pro Forma Adjusted
                                                        EBITDA and you also
present other financial measures, on a pro forma basis, in the
 Samuel L. Hillard
Glatfelter Corporation
May 4, 2022
Page 2
         filing. Please revise your disclosures to address the following:

                On page 1 you disclose    annual net sales approximate $1.4
billion, on a pro forma
              basis giving effect to recently completed acquisitions   .
Although disclosing pro
              forma amounts as a supplement to historical GAAP amounts may be appropriate, it does not appear to us that disclosing pro forma amounts in lieu of historical GAAP amounts is appropriate.
                On page 23 you present Pro Forma Adjusted EBITDA, adjusted to include the historical results of the Mount Holly and Jacob Holm acquisitions for 2021 and reconcile the measure to net income. Based on your disclosures, it is not clear to us if the measure you present includes all adjustments required by
Article 11 of Regulation
              S-X or how you determined net income, rather than pro forma net income, is the most directly comparable GAAP measure. Either eliminate the pro forma non-GAAP measure from your filing or explain how you intend to revise your presentation to address the concerns noted above.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk Critical Accounting Policies and Estimates
Long and indefinite-lived Assets, page 26

3. Please disclose whether you believe the estimated fair values of your reporting units substantially exceed their carrying values. For any reporting units that have estimated fair values that do not substantially exceed their carrying values, please provide useful and meaningful information that would allow investors to better assess the probability of a future goodwill impairment, including the following:

            Identify the reporting unit and quantify the amount of goodwill allocated to the
          reporting unit.
           Disclose the percentage by which the estimated fair value exceeded carrying value as of the date of the most recent impairment test.
           Disclose and discuss the specific critical assumptions used in your fair value determination.
           Address the degree of uncertainty associated with your key assumptions and disclose how changes in key assumptions could impact your fair value determination.
            Describe potentialL.
FirstName LastNameSamuel      events and/or changes in circumstances that could
reasonably be
                                Hillard
          expected to negatively affect your key assumptions.
Comapany NameGlatfelter Corporation
May 4,Please refer2to Item 303(b)(3) of Regulation S-K.
       2022 Page
FirstName LastName
 Samuel L. Hillard
FirstName   LastNameSamuel L. Hillard
Glatfelter Corporation
Comapany
May  4, 2022NameGlatfelter Corporation
May 4,
Page 3 2022 Page 3
FirstName LastName
Item 8. Financial Statements
Note 2. Accounting Policies
Inventories, page 37

4. You disclose that inventories are stated at the lower of cost or market. Please explain to us, and revise your disclosures to clarify, whether you recognize inventories at the lower of cost or market or at the lower of cost or net realizable value as required by ASC 330-
         10-35-1B.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at
202-551-
3709 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing